DOMINION RESOURCES, INC. AND SUBSIDIARIES                             EXHIBIT 12
RATIO OF EARNINGS TO FIXED CHARGES
(Millions of Dollars)

                                                                                Years ended December 31,
                                                            2001 (a)      2000 (b)       1999         1998     1997 (c)
                                                            --------      --------       ----         ----     --------
Earnings, as defined:

 Earnings before income taxes and minority interests
 in consolidated subsidiaries                                  914.0         600.0        829.0       887.0       679.0

 Distributed income from unconsolidated investees,
 less equity in earnings                                        33.0           6.3

 Fixed charges included in the determination of net
 income                                                       1025.8        1041.7        583.0       656.1       684.1

                                                           ---------     ---------    ---------    --------   ---------
  Total earnings, as defined                                  1972.8        1648.0       1412.0      1543.1      1363.1
                                                           ---------     ---------    ---------    --------   ---------

 Fixed charges, as defined:
  Interest charges                                            1063.6        1039.3        591.8       669.5       707.7
  Rental interest factor                                        18.8          18.2          8.0         6.0         7.8

                                                           ---------     ---------    ---------    --------   ---------
  Total fixed charges, as defined                             1082.4        1057.5        599.8       675.5       715.5
                                                           ---------     ---------    ---------    --------   ---------

                                                           ---------     ---------    ---------    --------   ---------
Ratio of Earnings to Fixed Charges                              1.82          1.56         2.35        2.28        1.91
                                                           =========     =========    =========    ========   =========


(a) Earnings for the twelve months ended December 31, 2001 includes a one-time $220 million charge related to the buyout of power purchase contracts and non-utility generating plants previously serving the company under long-term contracts, a one-time $40 million charge associated with the divestiture of Saxon Capital, Inc., a $281 million charge from a write-down of Dominion Capital assets, a $151 million charge associated with Dominion's estimated Enron exposure, and $105 million in restructuring charges associated with a senior management restructuring initiative announced in November and other restructuring costs. Excluding these items from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 2001 of 2.56x.

(b) Earnings for the twelve months ended December 31, 2000 includes $579 million in restructuring and other acquisition-related costs resulting from the CNG acquisition and a write-down at Dominion Capital, Inc. Dominion is required to divest its financial services business as a result of the acquisition of CNG. Excluding these items from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 2000 of 2.10x.

(c) Earnings for the twelve months ended December 31, 1997 includes the one-time charge of $157 million for the windfall profits tax levied by the United Kingdom government. Excluding this charge from the calculation above results in a ratio of earnings to fixed charges for the twelve months ended December 31, 1997 of 2.12x.